

July 10, 2013

<u>Via E-mail</u>
Scott F. Schaeffer
Chief Executive Officer, President, and Chairman of the Board
Independence Realty Trust, Inc.
Cira Centre
2929 Arch Street
17th Floor
Philadelphia, PA 19103

> **Re: Independence Realty Trust, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed June 18, 2013**
> **File No. 333-188577**

Dear Mr. Schaeffer:

We have reviewed Amendment No. 1 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 2

Our Properties, page 3

1.   It appears from your disclosure in footnote (5) that your average monthly effective rent per occupied unit figures represent only March 2013 figures. Please confirm whether this is the case and, if so, explain why you only included figures for one month in the monthly average column.

Compensation of Our Advisor and Our Property Manager, page 6

2.   We note your response to comment 6 of our letter dated June 10, 2013. Please revise
        your disclosure to clarify that payments and reimbursements to the advisor will be made
        based on your pro-rata share of a joint venture investment.

Summary Selected Consolidated Financial and Operating Data, page 11

3.   We note your reference to "certain other transactions" in the second paragraph. Please
        disclose the other transactions you are referencing.

Risk Factors, page 12

4.   We note your response to comment 8 of our letter dated June 10, 2013. Please create a
        separate risk factor to address the risks associated with your advisor being internalized by
        another entity.

Capitalization, page 34

5.   Please revise your table so Total capitalization equals the sum of the line items in the
        table.

Our Business and Properties, page 42

Our Business Objectives and Strategy, page 42

6.   We note that you are evaluating and discussing the acquisition of certain apartment
        properties. Please provide to us management's analysis of the probability of these
        acquisitions including management's historical rate of closing such acquisitions. If
        management determined that these acquisitions are probable, please tell us why Rule 3-
        14 financial statements have not been provided. If management determined that these
        acquisitions are not probable, please revise your disclosure to specifically state this
        assessment.

Certain Relationships and Related Party Transactions, page 64

7.   We note your response to comments 18 and 19 from our letter dated June 10, 2013, and
        we reissue those comments, in part. Please create a separate section to disclose any
        conflicts of interest that may exist. Please be sure to disclose in this section the
        individuals that owe you fiduciary duties and any conflicts they may face. Please also
        disclose in this section any affiliated entities that may compete with you for properties
        and/or tenants, and the amounts available to such affiliates for investment. To this end,

we note from your new disclosure on page 65 that RAIT owns a property in the same market as one of your properties. Please consider adding related disclosure in the conflicts section. Please also include any conflicts that may exist because Jupiter is a wholly-owned subsidiary of RAIT.

Underwriting, page 91

Other Relationships, page 93

8. We note your response to comment 22 of our letter dated June 10, 2013. Please provide disclosure regarding the specific services provided to you and your affiliates by each underwriter.

Financial Statements

Financial Statements of Independence Realty Trust, Inc. and Subsidiaries as of and for the three months ended March 31, 2013

Consolidated Statements of Cash Flows, page F-3

9. We note your response to our prior comment 23 and your revision to your filing. With respect to your annual financial statements, please tell us how you complied with paragraph 3 of ASC 230-10-50, or tell us how you determined it was not necessary to disclose the non-cash investing and financing transactions related to assumed debt and OP units issued for properties.

Unaudited Pro Forma Consolidated Financial Information, page F-47

Unaudited Pro Forma Consolidated Balance Sheet, page F-48

10. We note your response to our prior comment 31 and your revision to your filing. Please tell us how you determined it was appropriate to have recorded the dividends as an adjustment to dividends payable instead of cash and cash equivalents.

Draft Tax Opinion

11. We note the statement on page 2 that counsel has relied upon the "correctness of the representations contained in the Certificate." Please have counsel revise to clarify that this statement is referencing the factual representations of the officers or explain to us how this assumption is appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Peter McPhun, Staff Accountant, at 202-551-3581, Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or Kevin Woody, Accounting Branch Chief, at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney, at (202)551-3585 or me at (202)551-3402 with any other questions.

Sincerely,

/s/ Angela McHale

Angela McHale
Attorney-Advisor

cc: Mark E. Rosenstein, Esq. (via e-mail)